PENN WEST EXPLORATION ANNOUNCES THE APPOINTMENTS OF MR. RICK GEORGE AS CHAIRMAN

OF THE BOARD AND MR. ALLAN MARKIN AS VICE-CHAIRMAN OF THE BOARD

FOR IMMEDIATE RELEASE, May 5, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that effective immediately it has added two of the energy industry’s most successful and distinguished leaders to its Board of Directors (“the Board”) with the appointment of Mr. Rick George, as Chairman, and Mr. Allan Markin, as Vice-Chairman. Mr. George was instrumental in the building of one of Canada’s most successful energy companies, Suncor Energy Inc. (“Suncor”). Mr. Markin was prominent in the growth of one of the largest independent energy companies in the world, Canadian Natural Resources (“CNRL”). Mr. Jack Schanck, who has acted as Chair on an interim basis, will remain on the Board. Mr. Bill Andrew remains on the Board and will share the Vice-Chairman duties with Mr. Markin.

Mr. Rick George, O.C., served as a director and the President and Chief Executive Officer of Suncor from 1991 to 2012. During his tenure at Suncor, Mr. George showed exceptionally strong leadership in transforming the company from an oil sands pioneer into Canada’s largest energy company. Mr. George is currently a director of the Royal Bank of Canada and Anadarko Petroleum Corporation and a partner of Novo Investment Group (an investment management company). Mr. George holds a Bachelor of Science degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Mr. Allan Markin, O.C., A.O.E. served as a director and the Chairman of the Board of CNRL from 1989 to 2012. Over that time, he was instrumental in the growth and success of the company as it progressed from a junior producer to one of Canada’s largest and strongest energy companies. He holds a Bachelor of Science degree in Chemical Engineering from the University of Alberta and is the recipient of numerous honorary degrees. He has been recognized by the Order of Canada, the Alberta Order of Excellence and the Calgary Business Hall of Fame. He has received the Pinnacle Award of Business Excellence in Alberta, was named Calgary’s Citizen of the Year in 2004 and is widely-known for his philanthropic contributions.

These Board appointments are an important step for the future of Penn West. Mr. George and Mr. Markin are two of the energy industry’s most accomplished company builders and bring a wealth of experience, leadership and wisdom to the Penn West Board.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Clayton Paradis, Manager, Investor Relations

Phone: 403-539-6343

E-mail: clayton.paradis@pennwest.com